EXHIBIT 99.12

Press Release

Total Partners with Shenergy Group to
Jointly Market LNG in China

Paris, March, 23, 2021 – Total and Shenergy Group, the leading energy player in Shanghai, have signed binding agreements for the supply of up to 1.4 million tons per annum of Liquefied Natural Gas (LNG) from Total, as well as the creation of a joint venture to expand LNG marketing in China.

The joint venture (Total 49%, Shenergy Group 51%) will sell LNG, supplied by Total, to customers in Shanghai and throughout the neighboring Yangtze River Delta regions, one of the main LNG markets in China. Additionally, Total will supply LNG to Shanghai Gas, the natural gas subsidiary of Shenergy Group, for its distribution business.

“This deal with Shenergy Group is a great opportunity to partner with an experienced Gas & LNG player with strong ambitions, as well as a unique entry point into the downstream LNG market in China. This partnership is in line with our strategy to grow along the entire gas value chain,” said Stéphane Michel, President Gas, Renewables & Power at Total. “LNG is playing a key role in meeting the growing demand for natural gas, especially in China where we are pleased to contribute to the diversification of the energy mix.”

“The Shenergy Group is very pleased to sign this partnership agreement with Total, which secures a long-term, reliable supply of LNG for the Yangtze River Delta. The Joint Venture with Total will develop the LNG downstream market and support the objective of Shenergy Group to improve the air quality and reduce emissions in the region,” said Mr. Wang Zhehong, Vice President of Shenergy Group and Chairman of Shanghai Gas.

The LNG supply to the JV and Shanghai gas distribution business will be sourced from global LNG portfolio of Total through a long-term LNG Sale and Purchase agreement ramping up to 1.4 million tons per annum for a term of twenty years. It will be delivered to Shenergy’s Chinese LNG terminals.

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About Shenergy Group

Shenergy (Group) Co., Ltd., founded in 1987, is a Shanghai-based state-owned company that is engaged in power generation, gas industry, finance, cable industry, energy service and trade. Its subsidiary Shanghai Gas integrates natural gas procurement, pipeline network distribution and sales services, which supplied 9.8 billion cubic meters of natural gas and served 6.3 million natural gas users in 2019.

Total, Second Largest Private Global LNG Player

Total is the world's second largest privately owned LNG player, with a global portfolio of nearly 50 Mtpa by 2025 and a global market share of around 10%. The Group benefits from strong and diversified positions throughout the LNG value chain: gas production and liquefaction, LNG transportation and trading, and contribution to the development of the LNG industry for maritime transport. Through its interests in liquefaction plants in Qatar, Nigeria, Russia,

Norway, Oman, Egypt, the United Arab Emirates, the United States, Australia and Angola, the Group markets LNG on all world markets.

About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

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